As filed with the Securities and Exchange Commission on April 30, 2025

811-_____________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     New FS Specialty Lending Fund

Address of Principal Business Office:

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Telephone Number:

(215) 495-1150

Name and address of agent for service of process:

Michael C. Forman

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

With copies of Notices and Communications to:

Stephen S. Sypherd

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

Michael K. Hoffman

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

(212) 735-3406

Kevin T. Hardy

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

(312) 407-0641

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐      NO ☒

Item 1.	Exact Name of Registrant:

New FS Specialty Lending Fund (the “Registrant”)

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust. The Registrant filed its Certificate of Trust with the Secretary of State of the State of Delaware on March 4, 2025.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Statutory trust.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Registrant is a closed-end management company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The Registrant is registering as a “non-diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.	Name and address of each investment adviser of registrant.

FS/EIG Advisor, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Trustees:

Sidney R. Brown

Gregory P. Chandler

Michael C. Forman

Richard I. Goldstein

Charles P. Pizzi

Pedro A. Ramos

Officers:

Michael C. Forman	President and Chief Executive Officer
Stephen S. Sypherd	General Counsel
Edward T. Gallivan, Jr.	Chief Financial Officer and Treasurer
James F. Volk	Chief Compliance Officer
James Beach	Chief Operating Officer
Kathryn Van Scoy	Vice President and Secretary

The address of each trustee and officer is c/o FS Investments, 201 Rouse Boulevard Philadelphia, Pennsylvania 19112

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

Not applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable.

Item 10.	State the current value of registrant’s total assets.

$0

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia in the State of Pennsylvania on the 30th of April, 2025.

NEW FS SPECIALTY LENDING FUND

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

Attest:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel

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